



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 12/6/12

January 9, 2013

Matthew Lepore
Pfizer Inc.
matthew.lepore@pfizer.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/9/13

Re: Pfizer Inc.
Incoming letter dated December 6, 2012

Dear Mr. Lepore:

This is in response to your letter dated December 6, 2012 concerning the shareholder proposal submitted to Pfizer by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 9, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated December 6, 2012

The proposal requests that the executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age.

We are unable to concur in your view that Pfizer may exclude the proposal under rule 14a-8(c). In our view, the proponent has submitted only one proposal. Accordingly, we do not believe that Pfizer may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Pfizer may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Pfizer's policies, practices, and procedures do not compare favorably with the guidelines of the proposal and that Pfizer has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Pfizer may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Norman von Holtzendorff
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance

Pfizer Inc.
235 East 42nd Street, MS 235/19/02, New York, NY 10017
Tel 212 733 7513 Fax 212 338 1928
matthew.lepore@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

December 6, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. – 2013 Annual Meeting
Omission of Shareholder Proposal of Kenneth Steiner

Ladies and Gentlemen:

We are writing pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Pfizer Inc., a Delaware corporation ("Pfizer"), may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Kenneth Steiner ("Mr. Steiner"), with John Chevedden ("Mr. Chevedden") and/or his designee authorized to act as Mr. Steiner's proxy (Mr. Steiner and Mr. Chevedden are referred to collectively as the "Proponent"), from the proxy materials to be distributed by Pfizer in connection with its 2013 annual meeting of shareholders (the "2013 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Pfizer's intent to omit the Proposal from the 2013 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

I. The Proposal

The relevant text of the Proposal is copied below:

> **Executives To Retain Significant Stock**
>
> Resolved: Shareholders request that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the committee adopt a share retention percentage requirement of 25% of such shares.
>
> The unified policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This provision on hedging transactions prevents a loophole which could made the entire proposal largely moot. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in Pfizer's view that it may exclude the Proposal from the 2013 proxy materials pursuant to:

- Rule 14a-8(c) because the Proposal consists of multiple proposals; and
- Rule 14a-8(i)(10) because Pfizer has substantially implemented the Proposal.

III. Background

Pfizer received the Proponent's submission, accompanied by a cover letter from the Proponent, by email on November 8, 2012. After confirming that Mr. Steiner was not a shareholder of record, in accordance with Rule 14a-8(f)(1), on November 12, 2012, Pfizer sent a letter to the Proponent (the "First Deficiency Notice") requesting a written statement from the record owner of Mr. Steiner's shares verifying that he had beneficially owned the requisite number of shares of Pfizer common stock continuously for at least one year as of the date of submission of the Proposal. In a letter dated November 14, 2012, Pfizer also notified the Proponent of Pfizer's belief that the submission contained more than one shareholder proposal in violation of Rule 14a-8(c) and of the Proponent's obligation to reduce the submission to a single proposal (the "Second Deficiency Notice"). The Second Deficiency Notice stated clearly that the rules of the SEC require that the Proponent's response must be postmarked or transmitted electronically no later than 14 days from the date the Proponent received the deficiency notice. On November 14, 2012, the Proponent sent Pfizer a letter from TD Ameritrade, dated November 13, 2012, verifying Mr. Steiner's stock ownership as of such date. On November 22, 2012, the Proponent sent an email to Pfizer acknowledging receipt of the Second Deficiency Notice. On November 28, 2012, the Proponent sent an email to Pfizer that included a revised submission. The relevant text of the Proposal set forth above, and Pfizer's request to exclude the Proposal from its 2013 proxy materials, is based on the Proponent's revised submission.

Copies of each of the Proposal, the cover letter, the First Deficiency Notice, the Second Deficiency Notice and the related correspondence are attached hereto as Exhibit A.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(c) Because the Proposal Consists of Multiple Proposals.

Pfizer may exclude the Proposal from its 2013 proxy materials because the Proponent has combined two separate and distinct matters into a single proposal in violation of Rule 14a-8(c). As indicated above, consistent with Pfizer's obligations under Rule 14a-8(f)(1), Pfizer notified the Proponent in the Second Deficiency Notice that Pfizer believes the submission contained more than one proposal and therefore must be reduced to a single proposal to comply with Rule 14a-8(c). Although the Proponent emailed a revised submission on November 28, 2012, in response to the Second Deficiency Notice, Pfizer continues to believe that the Proposal contains more than one proposal in violation of Rule 14a-8(c).

Rule 14a-8(c) provides that a shareholder may submit only one proposal per shareholder meeting. The Staff has consistently recognized that Rule 14a-8(c) permits the exclusion of proposals that, although characterized by proponents as one proposal, combine separate and distinct matters that lack a single unifying concept. For instance, in *Textron, Inc.* (Mar. 7, 2012), the Staff concurred with the exclusion of a proposal entitled "Proxy Access" that sought to allow shareholders to make board nominations in the company's proxy materials by requiring that the company amend its governing documents consistent with seven enumerated provisions in the proposal. One of those provisions required that any election of a majority of board seats being filled by operation of the proposed proxy access mechanism must not be considered to be a change of control by the company, its board or its officers. The Staff concurred with the company's view that this "change of control" provision diverged from the proposal's overarching goal of providing shareholders with proxy access and instead sought to address a possible consequence of shareholders utilizing the proposed proxy access mechanism. Given this divergence, the Staff granted relief to exclude the proposal under Rule 14a-8(c), noting that the change of control provision "constitute[d] a separate and distinct matter from the proposal relating to the inclusion of shareholder nominations for director in Textron's proxy materials." In *Parker-Hannifin Corp.* (Sept. 4, 2009), the Staff concurred with the exclusion of a proposal entitled "Triennial Executive Pay Vote program" that consisted of three elements: (i) a triennial executive pay vote to approve the compensation of the company's executive officers; (ii) a triennial executive pay vote ballot that would provide shareholders an opportunity to register their approval or disapproval of three components of the executives' compensation; and (iii) a triennial forum, by webcast or otherwise, that would allow shareholders to engage in a dialogue with the compensation committee regarding the company's executive compensation policies and practices. The Staff concurred with the Company's view that implementation of the third element would require completely distinct and separate actions from the first two elements of the proposal. The Staff specifically noted that the third element of the proposed Triennial Executive Pay Vote program was a "separate and distinct matter" from the first and second elements and thus determined the proponent's entire submission could be excluded.

Similarly, in *PG&E Corp.* (Mar. 11, 2010) the Staff concurred with the exclusion of a proposal entitled "Risk Reduction Policy" that asked the board to implement a policy stating that the company would, pending completion of certain studies of one of its power plants, (i) mitigate potential risks encompassed by those studies; (ii) defer any request for or expenditure of public or corporate funds for license renewal at the site; and (iii) not increase production of certain waste at the site beyond the levels then authorized. Although the proponent argued that all of the steps in the proposal would avoid circumvention of state law in the operation of the specific power plant, the Staff granted relief to exclude the proposal, specifically noting that "the proposal relating to license renewal involves a separate and distinct matter from the proposals relating to mitigating risks and production level." *See also Duke Energy Corp.* (Feb. 27, 2009) (concurring in the exclusion of a proposal requiring the company's directors to own a requisite amount of the company's stock, to disclose all conflicts of interest and to be compensated only in the form of the company's common stock, notwithstanding the proponent's argument that each of those items related to the broad concept of "improving director accountability"); *Morgan Stanley* (Feb. 4, 2009) (concurring with the exclusion of a proposal requesting stock ownership guidelines for director candidates, new conflict of interest disclosures and restrictions on director compensation, notwithstanding the proponent's argument that each of those items related to the broad concept of "improving director accountability"); *General Motors Corp.* (Apr. 9, 2007) (concurring in the exclusion of a proposal seeking shareholder approval for the restructuring of the company through numerous transactions); *Centra Software, Inc.* (Mar. 31, 2003) (concurring in the exclusion of a proposal requesting amendments to the bylaws to require separate meetings of the independent directors and that the chairman of the board not be a company officer or employee, where the company argued the proposals would amend "quite different provisions" of the bylaws and were therefore unrelated).

Similar to the multiple-proposal submissions described in the precedents above, and notwithstanding the Proponent's attempt to characterize the Proposal as otherwise, the Proponent's revised submission contains two proposals that combine separate and distinct matters that lack a single unifying concept in violation of Rule 14a-8(c). The overarching goal of the Proposal is the adoption of a policy requiring senior executives to retain a significant amount of Pfizer stock. Consistent with this goal, the Proposal is entitled "Executives to Retain Significant Stock," and the resolution's first paragraph is entirely dedicated to defining the scope of a proposed stock retention policy. More specifically, the first paragraph requests "a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age" and then elaborates on the specific retirement age and share retention requirements of that policy. The supporting statement then argues that stock retention would focus executives on the long-term success of the company and criticizes various aspects of Pfizer's corporate governance and executive compensation policies to suggest that Pfizer has not been focused on long-term success. The resolution's second paragraph, however, deviates from the Proposal's overarching theme of stock retention and introduces the Proposal's second, separate and distinct objective — the adoption of an anti-hedging policy.

Anti-hedging policies serve purposes beyond advancing stock retention. Hedging transactions are designed to offset any decrease in the market value of company stock by purchasing financial instruments (e.g., puts, calls, straddles, equity swaps, or other derivatives) other than company stock. A prohibition on hedging transactions, therefore, necessarily controls the purchase and sale of securities *other than company stock*. In contrast, a stock retention policy controls the sale of *company stock*, requiring that covered individuals refrain from selling the company stock. Indeed, recognizing the difference between these two policies and the shift away from a stock retention objective toward the separate and distinct matter of preventing hedging transactions, even the Proposal acknowledges that hedging transactions "are not sales but [instead] reduce the risk of loss to the executive[s]." Thus, the Proponent's characterization of the Proposal as a request for a "unified policy" does not negate the fact that the Proposal seeks to bundle separate and distinct matters into one submission.

Further, the decision to prohibit hedging is a standalone governance initiative that is not essential to the concept of stock retention and that serves other purposes, and requires the consideration of matters, beyond those related to stock retention. Some of these other purposes and considerations include insider trading policies, compensation risk management policies, prohibitions on short-term and speculative trading, and the personal financial planning concerns of covered individuals.

Given that the Proposal seeks to combine the separate and distinct matters of stock retention and anti-hedging, which together lack a single unifying concept, Pfizer believes that the Proposal contains multiple proposals and, thus, is properly excludable under Rule 14a-8(c).

V. The Proposal May be Excluded Under Rule 14a-8(i)(10) Because Pfizer Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See* Exchange Act Release No. 20091 (Aug. 16, 1983) (the "1983 Release") and Exchange Act Release No. 12598 (July 7, 1976). Accordingly, the actions requested by a proposal need not be "fully effected" provided that they have been "substantially implemented" by the company. *See* 1983 Release.

Applying this standard, the Staff has consistently concurred with the exclusion of a proposal when it has determined that the company's policies, practices and procedures compare favorably with the guidelines of the proposal. In *The Boeing Co.* (Feb. 17, 2011), the Staff permitted exclusion of a proposal that requested the company to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies. The company noted that it had reviewed human rights principles prior to adopting the company's Code of Basic Working Conditions and Human Rights, periodically reviewed the company's human rights policies as part of its internal policy review process, disclosed the code as well as annual corporate citizenship reports on its website and engaged in dialogue with interested stakeholders about human rights matters. In permitting exclusion, the Staff noted that the company's "policies, practices and procedures compare[d] favorably with the guidelines of the proposal" and that the company therefore had substantially implemented the proposal. *See also Duke Energy Corp.* (Feb. 21, 2012) (permitting exclusion on substantial implementation grounds of a proposal requesting that an independent board committee assess and prepare a report on the company's actions to build shareholder value and reduce greenhouse gas and other air emissions and noting that the company's "policies, practices and procedures, as well as its public disclosures, compare favorably with the guidelines of the proposal and that Duke Energy has, therefore, substantially implemented the proposal"); *General Electric Co.* (Jan. 18, 2011, *recon. granted* Feb. 24, 2011) (on reconsideration, permitting exclusion on substantial implementation grounds of a proposal requesting a report on legislative and regulatory public policy advocacy activities where the company prepared and posted a political contributions report on its website, noting that the report "compare[d] favorably with the guidelines of the proposal"); *Exelon Corp.* (Feb. 26, 2010) (permitting exclusion on substantial implementation grounds of a proposal requesting a report disclosing policies and procedures for political contributions and monetary and non-monetary political contributions where the company adopted corporate political contributions guidelines); *ConAgra Foods, Inc.* (July 3, 2006) (permitting exclusion on substantial implementation grounds of a proposal requesting a sustainability report where the company already published a sustainability report as part of its corporate responsibilities report); *The Talbots Inc.* (Apr. 5, 2002) (permitting exclusion on substantial implementation grounds of a proposal requesting that the company adopt a code of conduct based on International Labor Organization human rights standards where the company had established its own business practice standards); *Nordstrom, Inc.* (Feb. 8, 1995) (permitting exclusion on substantial implementation grounds of a proposal requesting commitment to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines); *Texaco Inc.* (Mar. 28, 1991) (permitting exclusion on substantial implementation grounds of a proposal requesting that the company adopt the Valdez Principles where the company already had adopted policies, practices and procedures regarding the environment).

In addition, the Staff has permitted exclusion under Rule 14a-8(i)(10) where a company has satisfied the essential objectives of the proposal, even if the proposal had not been implemented exactly as proposed by the proponent. *See, e.g., Masco Corp.* (Mar. 29, 1999) (permitting exclusion on substantial implementation grounds where the company adopted a version of the proposal with slight modifications and clarification as to one of its terms); *see also MGM Resorts Int'l* (Feb. 28, 2012) (permitting exclusion on substantial implementation grounds of a proposal requesting a report on the company's sustainability policies and performance, including multiple, objective statistical indicators, where the company published an annual sustainability report); *Exelon Corp.* (Feb. 26, 2010) (permitting exclusion on substantial implementation grounds of a proposal requesting a report disclosing policies and procedures for political contributions and monetary and non-monetary political contributions where the company adopted corporate political contributions guidelines); *Johnson & Johnson* (Feb. 17, 2006) (permitting exclusion on substantial implementation grounds of a proposal directing management to verify employment legitimacy of U.S. employees and terminating employees not in compliance where the company confirmed it complied with existing federal law to verify employment eligibility and terminate unauthorized employees); *The Gap, Inc.* (Mar. 16, 2001) (permitting exclusion on substantial implementation grounds of a proposal requesting a report on child labor practices of the company's suppliers where the company had established a code of vendor conduct, monitored compliance with the code, published information on its website about the code and monitoring programs and discussed child labor issues with shareholders).

Notably, the Staff has permitted exclusion of proposals similar to the Proposal based on substantial implementation grounds. For example, in *Exxon Mobil Corp.* (Mar. 21, 2012), the Staff permitted exclusion under Rule 14a-8(i)(10) when, to encourage management to focus on long-term performance, the proposal requested a policy that senior executives retain a significant percentage of stock acquired through equity pay programs until one year following termination of employment and to report to shareholders regarding this policy. The proposal also recommended a 25% holding amount and suggested that the requested policy address the permissibility of hedging transactions. Although the company acknowledged that its policies did not specifically reference a 25% retention percentage, the Staff agreed with the company's observations that such retention percentage was only a recommendation and that a combination of the company's existing compensation plans and policies designed to reinforce long-term objectives compared favorably to the guidelines of the proposal. *See also AT&T Inc.* (Jan. 10, 2012) (permitting exclusion on substantial implementation grounds of a similar proposal when the combination of the company's stock retention requirements and guidelines and its anti-hedging policy compared favorably to the guidelines of the proposal). *But see American Tower Corp.* (Mar. 21, 2012) (declining to permit exclusion on substantial implementation grounds of a similar proposal when the company argued that its stock ownership *guidelines* satisfied the proposal's request for stock ownership requirements).

Pfizer's compensation plans and policies substantially implement the Proposal. The Proposal seeks a stock retention policy requiring senior executives to retain a significant percentage of shares acquired through equity pay programs until retirement and an anti-hedging policy governing the shares subject to such stock retention policy. The supporting statement indicates that the Proposal's essential objective is to encourage management to focus on long-term success. Given that Pfizer's current stock ownership requirements, policy prohibiting hedging transactions that applies to all shares owned by executives and directors (i.e., not merely 25% of the shares an individual acquires through "equity pay programs," as contemplated by the Proposal), and other compensation plans and policies (see the excerpts from Pfizer's most recent proxy statement attached hereto as Exhibit B) satisfactorily address this essential objective, Pfizer believes that its plans and policies compare favorably to the guidelines of the Proposal.

Pfizer's current stock ownership and holding requirements, which became effective January 1, 2011, were described in Pfizer's proxy statement (see page 67 of the excerpts attached hereto as Exhibit B) and apply to senior executives, require Pfizer's chief executive officer to own Pfizer common stock equal in value to at least six times his annual salary and require each of Pfizer's other senior executives to own Pfizer common stock equal in value to at least four times his or her annual salary. Further, the stock ownership and holding requirements provide that a senior executive may not sell any shares (except to meet tax withholding obligations) until he or she reaches the required ownership level, and that once a senior executive has met the applicable ownership requirement, he or she may not sell shares if doing so would cause his or her ownership to fall below the required level. Given that the stock ownership requirement applies to individuals for as long as they serve on Pfizer's executive leadership team (which includes all senior executive positions), each senior executive is required to hold a significant amount of Pfizer shares until his or her employment with Pfizer ceases. Thus, Pfizer's stock ownership requirement has the equivalent of a hold-to-retirement requirement.

In addition, Pfizer also broadly prohibits its executives and directors from hedging with respect to Pfizer shares (see page 67 of the excerpts attached hereto as Exhibit B). Thus, although Pfizer's stock retention requirements do not themselves speak to the permissibility of hedging, Pfizer's blanket anti-hedging policy clearly prevents senior executives from hedging the ownership of their Pfizer shares, including Pfizer shares acquired through equity compensation programs.

Finally, beyond Pfizer's stock ownership and holding requirements and anti-hedging policy, Pfizer's compensation plans and policies also encourage Pfizer's senior executives to focus on the company's long-term success. Pfizer's executive compensation program is specifically designed to reward absolute and relative performance in total shareholder return through long-term equity incentive awards. As disclosed in the Compensation Discussion and Analysis section of Pfizer's 2012 proxy statement, Pfizer's compensation philosophy, set by the compensation committee, is to align each senior executive's compensation with Pfizer's short-term and long-term performance and to provide the compensation and incentives needed to attract, motivate and retain key executives who are crucial to Pfizer's long-term success. Consistent with this philosophy and advancing the company's long-term success, Pfizer's executive compensation structure is designed to deliver a significant portion of total direct compensation in the form of long-term equity incentive awards, with targets ranging from approximately 60% to 70% of total direct compensation for Pfizer's named executive officers. Thus, Pfizer believes that the company's compensation plans and policies further motivate its senior executives to focus on Pfizer's long-term success.

Given Pfizer's stock ownership and holding requirements, broad prohibition on hedging, and other compensation plans and policies, as described above, Pfizer believes that it has satisfied the Proposal's essential objective of encouraging Pfizer's senior executives to focus on the company's long-term success. Therefore, Pfizer's plans and policies compare favorably to the guidelines of the Proposal and, thus, the Proposal is properly excludable under Rule 14a-8(i)(10).

VI. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Pfizer excludes the Proposal from its 2013 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Pfizer's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (212) 733-7513 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,



Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance

Enclosures
cc: John Chevedden
Kenneth Steiner

Exhibit A

From *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, November 08, 2012 11:05 PM
To: Lepore, Matthew
Cc: Rolon, Suzanne Y.
Subject: Rule 14a-8 Proposal (PFE)

Mr. Lepore,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Ian C. Read
Chairman of the Board
Pfizer Inc. (PFE)
235 E 42nd St
New York NY 10017
Phone: 212 773-2323

Dear Mr. Read,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-23-12
Date

cc: Matthew Lepore <Matthew.Lepore@pfizer.com>
Corporate Secretary
PH: 212-733-7513
FX: 212-573-1853
Suzanne Y. Rolon <Suzanne.Y.Rolon@Pfizer.com>
Director – Corporate Goverance
PH: 212-733-5356
FX: 212-573-1853

[PFE: Rule 14a-8 Proposal, November 8, 2012]

Proposal 4* – Executives To Retain Significant Stock

Resolved: Shareholders request that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the committee adopt a share retention percentage requirement of 25% of such shares.

The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2010 with "High Governance Risk" and "High Concern" in Executive Pay – $25 million for our CEO Ian Read.

Mr. Read received a $6.9 million increase in his pension and $19.8 million for his pension over three years. GMI said that because such payments are not tied to performance, they are difficult to justify in terms of shareholder value. Additionally equity pay for our highest paid executives lacked performance-vesting requirements.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Executives To Retain Significant Stock – Proposal 4.*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***



Suzanne Y. Rolon
Director - Corporate Governance
Legal Division

Pfizer Inc
235 East 42nd Street, 19/6, New York, NY 10017-5755
Tel +1 212 733 5356 Fax +1 212 573 1853
suzanne.y.rolon@pfizer.com

Via FedEx and Email

November 12, 2012

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal for 2013 Annual Meeting of Shareholders: Executive Stock Retention Policy

Dear Mr. Chevedden:

This letter will acknowledge receipt on November 8, 2012 of the letter from Mr. Kenneth Steiner dated October 23, 2012 to Mr. Ian C. Read, Chairman of the Board of Pfizer Inc. ("the Company"), submitting a shareholder proposal for consideration at our 2013 Annual Meeting of Shareholders.

Rule 14a-8(b) under the Exchange Act provides that the proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of the company's common stock that would be entitled to be voted on the proposal for at least one year, preceding and including November 8, 2012, the date the proponent submitted the proposal to the company.

Sufficient proof may be in the form of:

- a written statement from the record holder of Mr. Kenneth Steiner's shares (usually a broker or bank) and a participant in the Depository Trust Company (DTC)[1] verifying that, at the time Mr. Steiner submitted the proposal, he continuously held the requisite number of shares for at least one year;

— if the broker or bank holding Mr. Steiner's shares is not a DTC participant, he will also need to obtain proof of ownership from the DTC participant through which the shares are held. He should be able to find out who this DTC participant is by asking his broker or bank. If the DTC participant knows his broker or bank's holdings, but does not know his holdings, he can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from his broker or bank confirming his ownership, and the other from the DTC participant confirming the broker or bank's ownership;

or

- if Mr. Steiner has filed with the Securities and Exchange Commission (SEC) a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Mr. Steiner continuously held the requisite number of company shares for the one-year period.

The rules of the SEC require that your response to this letter be postmarked or transmitted electronically no later than 14 days from the date you receive this letter. Please send any response to me at the address or facsimile number provided above. For your reference, please find enclosed a copy of Rule 14a-8.

Once we receive any response, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy materials

---

[1] In order to determine if the broker or bank holding your shares is a DTC participant, you can check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

for our 2013 Annual Meeting of Shareholders. We reserve the right to seek relief from the SEC as appropriate.

Sincerely,



Suzanne Y. Rolon

cc: Kenneth Steiner
Matthew Lepore, Pfizer Inc.

Attachment

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.



Suzanne Y. Rolon
Director - Corporate Governance
Legal Division

Pfizer Inc
235 East 42nd Street, 19/6, New York, NY 10017-5755
Tel +1 212 733 5356 Fax +1 212 573 1853
suzanne.y.rolon@pfizer.com

Via FedEx and Email

November 14, 2012

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal for 2013 Annual Meeting of Shareholders: Executive Stock Retention Policy

Dear Mr. Chevedden:

We are writing with respect to the letter from Mr. Kenneth Steiner dated October 23, 2012 to Mr. Ian C. Read, Chairman of the Board of Pfizer Inc. ("Company"), which the Company received on November 8, 2012, submitting a shareholder proposal for consideration at our 2013 Annual Meeting of Shareholders (the "Proposal"). This letter supplements our letter to you dated November 12, 2012 regarding the Proposal.

Rule 14a-8(c) states that each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. We believe that your Proposal contains more than one shareholder proposal. As such, the Proposal is required by Rule 14a-8 to be reduced to a single proposal.

The rules of the SEC require that your response to this letter be postmarked or transmitted electronically no later than 14 days from the date you receive this letter. Please send any response to me at the address or facsimile number provided above. For your reference, please find enclosed a copy of Rule 14a-8.

Once we receive any response, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy materials for our 2013 Annual Meeting of Shareholders. We reserve the right to seek relief from the SEC as appropriate.

Sincerely,



Suzanne Y. Rolon

cc: Kenneth Steiner
Matthew Lepore, Pfizer Inc.

Attachment

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

From: *** FISMA & OMB Memorandum M-07-16 ***
Date: November 14, 2012, 7:08:34 PM EST
To: "Suzanne Y. Rolon" <Suzanne.Y.Rolon@Pfizer.com<mailto:Suzanne.Y.Rolon@Pfizer.com>>
Cc: Matthew Lepore <Matthew.Lepore@pfizer.com<mailto:Matthew.Lepore@pfizer.com>>
Subject: Rule 14a-8 Proposal (PFE) tdt

Dear Ms. Rolon,
Attached is rule 14a-8 proposal stock ownership letter. Please acknowledge receipt and let me know on Thursday whether there is any question.
Sincerely,
John Chevedden
cc: Kenneth Steiner



November 13, 2012

Post-it® Fax Note 7671	Date 11-14-12	# of pages ▶
To Suzanne Rolon	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 212-573-1853	Fax #	

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 2,308 shares of C – Citigroup Inc., 1,800 shares of AEE – Ameren Corp., 220 shares of AMP – Ameriprise Finl,, 700 shares of JNJ – Johnson & Johnson, 5,700 shares of GE – General Electric Co., and 1,640 shares of PFE – Pfizer Inc. in the TD Ameritrade Clearing, Inc. DTC #0188, account ending in *** FISMA & OMB Memorandum M-07-16 *** since October 1, 2011.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Kayla Derr
Resource Specialist
TD Ameritrade

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, November 22, 2012 11:13 PM
To: Rolon, Suzanne Y.
Subject: Rule 14a-8 Proposal (PFE)|

Dear Ms. Rolon, The company November 14, 2012 letter appears to be vague. Please advise on Monday, at the latest, the company opinion on the words of a purported 1st proposal and the words of a purported 2nd proposal. And how either purported proposal could possibly stand on its own as a purposeful proposal.
John Chevedden
cc: Kenneth Steiner

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 28, 2012 9:09 AM
To: Rolon, Suzanne Y.
Subject: Rule 14a-8 Proposal (PFE)

[PFE: Rule 14a-8 Proposal, November 8, 2012, Revised November 28, 2012
unnecessarily
and as a special accommodation to the company based on a vague company request
that the company refused to clarify.]

Proposal 4* – Executives To Retain Significant Stock

Resolved: Shareholders request that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the committee adopt a share retention percentage requirement of 25% of such shares.

The unified policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This provision on hedging transactions prevents a loophole which could made the entire proposal largely moot. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2010 with "High Governance Risk" and "High Concern" in Executive Pay – $25 million for our CEO Ian Read.

Mr. Read received a $6.9 million increase in his pension and $19.8 million for his pension over three years. GMI said that because such payments are not tied to performance, they are difficult to justify in terms of shareholder value. Additionally equity pay for our highest paid executives lacked performance-vesting requirements.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Executives To Retain Significant Stock – Proposal 4.*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

OTHER COMPENSATION POLICIES

TAX POLICIES

IRC Section 162(m) limits to $1.0 million the amount of remuneration that Pfizer may deduct in any calendar year for its CEO and each of the three other highest-paid NEOs, other than the CFO. We have structured our annual cash incentive awards, TSRUs and PSAs to meet the exception to this limitation for "performance-based" compensation, as defined in IRC Section 162(m), so that these amounts are fully deductible for income tax purposes. However, RSUs do not qualify as "performance-based" compensation. Consequently, certain of our NEOs are required to defer the receipt of RSUs.

To maintain flexibility, we do not have a policy requiring all compensation to be deductible. Since the non-performance-based compensation paid to our NEOs (other than the CFO) exceeds or may exceed $1.0 million, a portion of their compensation is not deductible.



Pfizer

- prohibits executive officers and Directors from trading in derivatives linked to Pfizer stock;
- maintains stock ownership requirements for Directors and executive officers; and
- has the ability to make retroactive adjustments or "clawbacks" to incentive compensation.

None of our ELT members or Directors has pledged Pfizer stock as collateral for personal obligations.

DERIVATIVES TRADING

Executive officers, including the NEOs, may not purchase or sell options on Pfizer common stock, or engage in short sales of Pfizer common stock. Also, trading by executive officers in puts, calls, straddles, equity swaps, or other derivative securities that are directly linked to Pfizer common stock (sometimes referred to as "hedging") is prohibited. These provisions also apply to our non-employee Directors.

STOCK OWNERSHIP AND HOLDING REQUIREMENTS

We have stock ownership requirements for our executive officers, including the ELT members. Effective January 1, 2011, the CEO is required to own Pfizer common stock equal in value to at least six times annual salary. Each other ELT member (including the NEOs) is required to own Pfizer common stock equal in value to at least four times annual salary. For purposes of these requirements, ownership includes not only shares owned directly by the executive, but also shares and certain units held through various Pfizer plans and programs. We have also established milestone guidelines that we use to monitor progress toward meeting these targets over a five-year period, at the end of which the executive is expected to have reached the applicable ownership level.

Until an executive reaches that ownership level, he or she may not sell any shares (except to meet tax withholding obligations); and once the ownership level is met, he or she may not sell shares if doing so would cause his or her ownership to fall below that level. As of March 1, 2012, Mr. Read owned Pfizer common stock and units equal in value to more than ten times his salary. Although Pfizer does not require its executive officers to hold Pfizer common stock for specified periods of time, we believe that the above requirements result in the ownership by our executives of significant amounts of common stock and align the interests of our executives with those of our shareholders.

In addition, none of our ELT members or other officers has pledged Pfizer stock as collateral for personal loans or other obligations.

COMPENSATION RECOVERY

The Committee may, if permitted by law, make retroactive adjustments to any cash- or equity-based incentive compensation paid to NEOs and other executives where a payment is predicated upon the achievement of specified financial results that are the subject of a subsequent restatement. Where applicable, we will seek to recover any amount determined to have been inappropriately received by the individual executive officer. In addition, all of the equity incentive awards that we grant contain compensation recovery provisions.

"Compensation Discussion and Analysis" Section
of Pfizer's 2012 Proxy Statement

Compensation Discussion and Analysis

This Compensation Discussion and Analysis, or "CD&A," describes Pfizer's executive compensation program for 2011 and certain elements of the 2012 program. We use this program to attract, motivate and retain the colleagues who lead our business. In particular, this CD&A explains how the Compensation Committee (the "Committee") of the Board of Directors (the "Board") made 2011 compensation decisions for our executives, including the following Named Executive Officers (the "NEOs"):

- Ian C. Read, Chairman and Chief Executive Officer ("CEO");
- Frank A. D'Amelio, Executive Vice President, Business Operations and Chief Financial Officer ("CFO");
- Dr. Mikael Dolsten, President, Worldwide Research and Development;
- Amy W. Schulman, Executive Vice President and General Counsel, and President and General Manager, Nutrition; and
- David Simmons, President and General Manager, Emerging Markets and Established Products.

This CD&A is divided into two sections:

Section 1 discusses our 2011 performance, the Committee's actions in 2011 and early 2012, our compensation practices and the compensation decisions for our NEOs.

Section 2 discusses our compensation framework in greater detail.



In 2011 – a year marked by ongoing change, a difficult market environment, increased pricing pressures and the loss of exclusivity of Lipitor – we met or exceeded every aspect of our financial guidance.

SECTION 1

2011 PERFORMANCE OVERVIEW

2011 was a year marked by ongoing change throughout Pfizer brought about by a difficult market environment, increased pricing pressures and the loss of exclusivity of Lipitor. We were driven by our commitment to be a focused, innovative biopharmaceutical company positioned to deliver value for our shareholders. Under the leadership of Ian C. Read, we set a course to redefine and strengthen Pfizer. Four imperatives drove our actions to address these challenges:

- ***Improving the Performance of Our Innovative Core*** *by generating a portfolio of differentiated medicines and creating a culture of ownership and decisiveness in research.*
- ***Maximizing Capital Allocation and Growth Opportunities*** *by developing a corporate strategic plan to maximize capital allocation across the business portfolio and achieve targeted growth on core assets.*
- ***Earning Respect from Society*** *by continuing to maintain and improve Pfizer's strong reputation with our customers, the communities in which we operate, our shareholders, and the investor community.*
- ***Creating an Ownership Culture*** by instilling a culture of confidence and making Pfizer a great place to work.

We took significant actions to insure the future of our innovative core by restructuring our research organization and providing the resource base, the talent, the time and the stability to produce for the organization.

We met or exceeded every aspect of our financial guidance. We made swift decisions to maximize our capital allocation across the business portfolio and evaluated strategic alternatives for our Animal Health and Nutrition businesses. We returned more than $15 billion to shareholders through dividends and share repurchases.

We maintained and improved Pfizer's strong reputation with our customers, the communities in which we operate, and our shareholders through our outreach and communications programs.

We continued in our efforts to instill a culture of confidence by building a strong and engaged leadership team, developing diverse talent at senior levels and in the talent pipeline and by making Pfizer a great place to work.

RECENT COMMITTEE ACTIONS

We took a number of actions during 2011 to make our executive compensation program more reflective of our performance and more responsive to shareholder interests. These actions included the following:

TOPIC	ACTION	RATIONALE
Frequency of future advisory votes on executive compensation	Adopted annual advisory vote on executive compensation	To be responsive to shareholder preference for annual advisory votes
Annual Short-Term Incentive (GPP) pool	After review, confirmed that the metrics used to fund the pool continue to support the Company's annual operating plan; revised weightings from 33-1/3% each to 40% for total revenue, 40% for adjusted diluted EPS and 20% for cash flow from operations	Revenue is a leading indicator of performance and value creation; EPS is a strong indicator of sustained performance over the long term; cash flow generates cash to fund short-term operations and to fund dividends and stock repurchases, and encourages expense control
Annual Executive Long-Term Incentive Program	Beginning in 2011, denominated 25% of long-term incentive value as 7-Year Total Shareholder Return Units (TSRUs), replacing Short-Term Incentive Shift Awards (STI Shift Awards)	Consistent with the intent to grant STI Shift Awards only during a limited period (2008-2010), 7-Year TSRUs more closely align with long-term shareholder interests since these units provide value based on Pfizer's total shareholder return over a seven-year performance period
Worldwide Research and Development (WRD) Portfolio Performance Share Long-Term Incentives	For grants commencing in 2012, designed a new long-term incentive vehicle for eligible WRD colleagues in the form of Portfolio Performance Shares, with payouts based on the achievement of WRD performance goals supporting the pipeline portfolio; members of the Executive Leadership Team, including the NEOs, do not participate in the WRD program	Closer alignment with WRD's strategy to drive sustained progress on the product portfolio and create shareholder value
Share Ownership Requirements	Effective in 2011, increased share ownership requirements for the CEO to 6 times base salary from 5 times base salary	Consistent with leading practices and shareholder advisory group standards
Compensation Committee Charter	Revised the Charter to include responsibility for consulting with and considering the recommendations of the Regulatory and Compliance Committee regarding "clawbacks" of incentive compensation	Responsive to shareholder concerns; supports ongoing compliance responsibilities and aligned with Regulatory and Compliance Committee Charter
Performance Share Awards (PSAs)	Effective with grants commencing in 2012, revised the method for calculating Total Shareholder Return for purposes of evaluating performance under PSAs from single end-to-end closing stock prices to the 20-day average closing stock prices prior to the beginning and end of the performance periods and adjusted the payout matrix to better align with performance	Aligned with performance and market practice; minimizes the effect of a single day stock price volatility

RESPONSE TO 2011 SAY ON PAY VOTE AND SHAREHOLDER OUTREACH



During 2011 and early 2012, we engaged in robust discussions with institutional investors representing more than 30% of our outstanding shares, as well as individual investors and investor advocates, about our executive compensation program and other governance issues.

At our 2011 Annual Meeting, our advisory vote on executive pay passed by a vote of 56%. This result was a strong contrast to the 96.8% favorable vote received in 2010. The vote outcome was highly disappointing to Pfizer, its Board of Directors and its Compensation Committee for various reasons, including that our executive pay program itself had remained substantially the same as the program that received 96.8% support the previous year. Based on input from a large number of our shareholders, as well as the reports of proxy advisory firms, we believe that the 2011 voting result was largely attributable to a single event (the compensation associated with a separation agreement entered into in December 2010 with Pfizer's former Chairman and Chief Executive Officer).

Pfizer has been widely recognized for its long-standing shareholder outreach program. Nonetheless, in response to the vote and at the direction of the Compensation Committee, we immediately responded to the 2011 voting results with a broader outreach effort that extended well beyond our largest holders and the proxy voting season. In particular, during 2011 and early 2012 we engaged in robust discussions with institutional investors representing more than 30% of our outstanding shares, as well as individual investors and shareholder advocates, about our executive compensation program and other governance issues.

We learned from these discussions that our shareholders generally approve of our overall executive compensation program, although many had concerns over the December 2010 separation package, and others offered comments and suggestions about some of our compensation elements and disclosures. For example, some shareholders asked us to provide more details about the selection of our performance metrics; others suggested that the terms of our Performance Share Awards be modified to better align them with our performance as compared with our peers; and others asked for greater clarity about our long-term compensation components. These views—in fact, all of our communications with our owners—were communicated regularly to the Compensation Committee and the full Board.

Consistent with Pfizer's record of shareholder responsiveness, the Compensation Committee considered the matters raised by shareholders in our outreach activities as it evaluated our executive compensation policies and procedures. As a result, we have taken the following principal actions, as discussed elsewhere in this CD&A.

- We have modified the terms of our Performance Share Awards so that, effective in 2012, they will align more closely with performance (see "Key Compensation Actions for 2011—Performance Share Awards" on page 56 for more information).
- We have provided a more detailed explanation of our performance metrics for annual incentive purposes (see "Annual Incentive Compensation Criteria" on page 54).
- We have provided a more easily understood presentation of our long-term compensation elements (see "Elements of Executive Compensation, Annual Long-Term Incentive Compensation" on page 51), including how long-term compensation is divided among these elements and clarifying that all long-term compensation is in the form of equity.
- We also granted a portion of our long-term compensation in the form of seven-year Total Shareholder Return Units, based upon Pfizer's stock price performance and dividends.
- At the 2011 Annual Meeting, we announced that because a majority of our shareholders had indicated a preference for annual advisory votes on executive compensation, the Company would follow that clear shareholder preference and conduct annual advisory votes.

These and other modifications to our compensation program and disclosures are highlighted in this CD&A.



Pfizer continues to implement and maintain leading practices in our compensation program.

While the Compensation Committee and the Board believe that the separation agreement with our former Chairman and CEO was appropriate to facilitate the transition to new leadership for the Company, they are aware of the concerns raised by some shareholders. The Committee intends to take those concerns into consideration in the event of future special circumstances.

The Compensation Committee and the Board have carefully evaluated the Company's executive compensation program, including the feedback received from our shareholders, and we believe that their actions demonstrate our responsiveness to our shareholders on these important issues.

OUR COMPENSATION PRACTICES

Pfizer continues to implement and maintain leading practices in its compensation program and related areas. These practices include the following:

- We prohibit our executives and Directors from hedging, or engaging in any derivatives trading, with respect to Company shares (see "Derivatives Trading" below).
- We do not provide tax "gross-ups" for perquisites provided to our executive officers, other than in the case of certain relocation expenses, consistent with our relocation policy (see "Perquisites" below).
- We require our executive officers to meet stock ownership requirements, and we prohibit them from selling any shares (except to meet tax withholding obligations) if doing so would cause them to fall below required levels (see "Stock Ownership and Holding Requirements" below). Effective January 1, 2011, the ownership requirement for our CEO was increased to 6 times base salary from 5 times base salary. We also have stock ownership requirements for our Directors, as discussed elsewhere in this Proxy Statement.
- Our equity incentive plan prohibits the repricing or exchange of equity awards without shareholder approval.
- Our annual equity awards provide for minimum three-year vesting, except in limited circumstances involving certain terminations of employment, and we have not granted stock options to executive officers since 2007.
- None of our executive officers has an employment agreement with the Company.
- To the extent permitted by law, we can recover cash- or equity-based compensation paid to executives in various circumstances, including where the compensation is based upon the achievement of specified financial results that are the subject of a subsequent restatement (see "Compensation Recovery" below).
- Our executive compensation program includes a number of controls that mitigate risk, including executive stock ownership requirements and, under certain circumstances, our ability to recover compensation paid to executives, each as mentioned above.
- The Committee has engaged an independent compensation consultant that has no other ties to the Company or its management and that meets stringent selection criteria (see "Role of Compensation Consultant" below).
- We maintain a robust investor outreach program that enables us to obtain ongoing feedback concerning our compensation program, as well as how we disclose that program. In 2011, as has been the case for many years, we not only listened to our investors' views; we actively sought out those views and welcomed and implemented a number of their suggestions (see "Response to 2011 Say on Pay Vote and Shareholder Outreach" above).

ELEMENTS OF EXECUTIVE COMPENSATION

ELEMENT	TYPE	TERMS
Annual Long-Term Incentive Compensation (100% Equity)	**Restricted Stock Units (RSUs)** (representing 25% of total annual grant value)	• RSUs generally vest three years from the grant date • Dividend equivalent units (DEUs) are accumulated on RSUs during the vesting period • Both RSUs and DEUs are paid in shares of Pfizer common stock and only on vesting*
	5- and 7-Year Total Shareholder Return Units (5-Year and 7-Year TSRUs) (each representing 25% of total annual grant value)	• 5- and 7-Year TSRUs generally vest three years from the grant date and are settled five or seven years from the grant date, respectively • Dividend equivalents are accumulated on TSRUs during the five- or seven-year term • The number of shares that may be earned for each TSRU is equal to the difference between the settlement price (the 20-day average of the closing prices of Pfizer common stock prior to settlement) and the grant price (the closing price of Pfizer common stock on the date of grant) plus the value of dividend equivalents accumulated over the term, subject to the results being positive • Both 5- and 7-Year TSRUs are paid in shares of Pfizer common stock on settlement
	Performance Share Awards (PSAs) (representing 25% of total annual grant value)	• PSAs generally vest three years from the grant date • The performance period for PSAs is three years • The number of shares that may be earned over the performance period is based on Pfizer's Total Shareholder Return (TSR, defined as change in stock price plus dividends) relative to the TSR of our pharmaceutical peer group (see "Performance Share Awards") and ranges from 0% to 200% of the initial award • Dividend equivalents are applied to the number of shares actually earned under the award • PSAs are paid in shares of Pfizer common stock
Cash	Salary	• The fixed amount of compensation for performing day-to-day responsibilities. Generally eligible for increase annually, depending on market movement, performance and internal equity
	Annual Short-Term Incentive/GPP	• Provides the opportunity for competitively-based annual incentive awards for achieving Pfizer's short-term financial goals and other strategic objectives measured over the current year
Retirement	Pension	• Provides retirement income for eligible participants based on years of service and highest average earnings up to tax code limitations
	Supplemental Pension	• Provides retirement income, on a non-qualified basis, relating to compensation in excess of tax code limitations under the same formula as the qualified pension noted above
	Savings Plan	• A qualified 401(k) plan that provides participants with the opportunity to defer a portion of their compensation, up to tax code limitations, and receive a company matching contribution
	Supplemental Savings Plan	• Extends the Savings Plan, on a non-qualified basis, for compensation in excess of the tax code limitations under the same terms
Other	Perquisites	• Certain other benefits provided to executives by the Company

* Unless automatically deferred due to IRC Section 162(m).

KEY COMPENSATION ACTIONS FOR 2011

The following highlights the Committee's key compensation decisions for 2011, as reported in the 2011 Summary Compensation Table. These decisions were made with the advice of the Committee's independent consultant, Frederic W. Cook & Co. (see "Role of Compensation Consultant" below), and are discussed in greater detail elsewhere in this CD&A.

CEO Compensation

Effective January 1, 2011, in connection with the election of Mr. Read as President and CEO in December 2010, the Committee adjusted his salary grade to reflect the change in his position to CEO and made a number of adjustments to his compensation effective January 1, 2011.

- His base salary was set at $1.7 million;
- His annual incentive target award increased to $2.6 million; and
- His annual long-term incentive target award value increased to $10.0 million.

These adjustments were reviewed in detail by the Committee and its independent consultant. Approximately 88% of Mr. Read's compensation opportunity was tied to Company and individual performance, based upon target annual incentive and long-term award values. The factors considered by the Committee in determining Mr. Read's compensation are discussed under "Evaluating Performance".

READ TARGET COMPENSATION


11.9%
Salary
18.2%
Target Non-Equity
Incentive
69.9%
Target Long-Term
Incentive Value

In 2011, 90% of Mr. Read's actual total direct compensation was performance-based.

Compensation for Our Other Named Executive Officers

The Committee also made compensation adjustments for the other NEOs in January 2011. These adjustments were based upon the recommendations of the CEO, evaluation by the Committee and the other independent members of the Board of each individual's performance (see "Evaluating Performance"), the advice of the Committee's independent consultant, salary data from the peer and comparator groups, internal pay relationships based on relative duties and responsibilities, the individual's future advancement potential, his or her impact on Pfizer's results and for retention purposes. Based upon these considerations, the Committee adjusted the salary grades and made a number of adjustments to the target compensation of our other NEOs listed below, in all cases reflecting their assumption of additional responsibilities, as well as the factors listed above.

Approximately 80% of the compensation opportunity for our other NEOs was tied to Company and individual performance, based upon target annual incentive and long-term award values. The factors considered by the Committee in determining compensation for our other NEOs are discussed below (see "Evaluating Performance").

D'AMELIO TARGET COMPENSATION


20.3%
Salary
19.0%
Target Non-Equity Incentive
60.7%
Target Long-Term Incentive Value

DOLSTEN TARGET COMPENSATION


18.9%
Salary
19.3%
Target Non-Equity Incentive
61.8%
Target Long-Term Incentive Value

SCHULMAN TARGET COMPENSATION


19.5%
Salary
19.9%
Target Non-Equity Incentive
60.6%
Target Long-Term Incentive Value

SIMMONS TARGET COMPENSATION


18.6%
Salary
20.1%
Target Non-Equity Incentive
61.3%
Target Long-Term Incentive Value

2011 Salaries

The table below shows the annual salaries set by the Committee, effective January 1, 2011.

NAME	SALARY EFFECTIVE 1/1/11	2011 SALARY GRADE MIDPOINT(1)
I. Read	$1,700,000	$1,725,000
F. D'Amelio	$1,200,000	$1,125,000
M. Dolsten	$1,100,000	$1,125,000
A. W. Schulman	$ 900,000	$1,020,000
D. Simmons	$ 850,000	$1,020,000

(1) See "Annual Incentive Awards (Cash)" for an explanation of how we use salary grade midpoints to determine target annual incentive awards.

Annual Incentive Compensation Criteria

Annual incentives for each ELT member, including our NEOs, are based on:

- The financial performance of the Company measured by total revenue, adjusted diluted EPS and cash flow from operations;
- The financial performance of the executive's Business Unit/Function measured by: revenue and income before adjustments;
- The achievement of selected strategic and operational goals for the executive's Business Unit/Function; and
- The Committee's assessment of the executive's individual performance.

Each year, the Committee evaluates the continued use of the financial measures that fund the annual incentive pool, using these basic principles:

- measures that support achieving the Company's annual operating plan;
- measures that promote decisions and behaviors aligned with maximizing near-term business results while supporting the achievement of the Company's long-term goals;
- measures that exhibit a strong line of sight (i.e., are clearly understood and can be impacted by the performance of our executives and employees); and
- measures that are consistent with best practices and are commonly used within our industry.

The Committee believes that the continued use of these financial measures supports these basic principles:

- Revenue is a leading indicator of performance and value creation; provides a clear focus on growth; is an important measure in a sales industry; and is understandable with clear line of sight and employee impact.
- EPS is a comprehensive measure of income; provides focus on profitable growth; focuses managers on expense control; is viewed as a strong indicator of sustained performance over the long term; is understandable with clear line of sight and employee impact.
- Cash flow provides focus on generating cash in the short term to fund operations and research and to return funds to shareholders in the form of dividends and share repurchases; focuses managers on expense control; and is a strong link to long-term shareholder value creation.

As in prior years, the Committee considered other metrics such as Return on Equity, Return on Assets, Return on Invested Capital and economic value added as potential measures under our short-term plan, but determined that the metrics selected were better suited for a biopharmaceutical company with long lead times and uncertainties relating to product development. The Committee also believes that the alternative metrics lacked clear line of sight for employees and are not appropriate measures for Pfizer's short-term plan.

Target Setting

The target annual incentive award opportunity for our NEOs represents a percentage of salary grade midpoint. Target annual incentive award levels are reviewed annually to ensure alignment with our compensation philosophy to target each compensation element and total direct compensation at the market median and are based on an evaluation of competitive market data and internal equity among the members of our ELT, the executives who report directly to the CEO. For 2011, target annual incentive opportunities for the NEOs ranged from 90%–150% of salary midpoint, as indicated in the table below.

Financial Results for Annual Incentive Purposes

The annual incentive awards were based on both individual performance and the Company's strong 2011 operating performance, which exceeded the target goals for 2011 set by the Committee for annual incentive purposes. These targets for compensation purposes were set by the Committee based on its evaluation of the budget amounts and its determination that there was a sufficient degree of stretch in the targets.

FINANCIAL OBJECTIVES	2010 RESULTS	2011 THRESHOLD	2011 TARGET	2011 RESULTS
Total Revenue[a]	$67.4 Billion	$62.2 Billion	$66.8 Billion	$67.0 Billion
Adjusted Diluted EPS[b]	$ 2.26	$ 1.99	$ 2.20	$ 2.27
Cash Flow from Operations[c]	$ 7.1 Billion	$13.3 Billion	$16.8 Billion	$17.5 Billion

(a) Total Revenue for annual incentive purposes is based on budgeted foreign exchange rates. Therefore, 2011 and 2010 results differ from U.S. GAAP revenue of $67.4 billion and $67.1 billion, respectively. See "Financial Measures" for a reconciliation of U.S. GAAP revenue to Total Revenue for 2011 and 2010 for annual incentive purposes.

(b) Adjusted Diluted EPS for annual incentive purposes is based on budgeted foreign exchange rates and excludes certain non-recurring items. See "Financial Measures" for a reconciliation of U.S. GAAP Diluted EPS to the Adjusted Diluted EPS for 2011 and 2010 for annual incentive purposes.

(c) 2011 Targets and Results exclude certain tax and other discretionary timing items for compensation purposes (non-GAAP amounts).

See "Financial Measures" for reconciliations of 2011 and 2010 U.S. GAAP revenues and U.S. GAAP diluted EPS to Total Revenue and Adjusted Diluted EPS for annual incentive purposes. Adjusted Diluted EPS is defined as U.S. GAAP diluted EPS excluding purchase-accounting adjustments, acquisition-related costs, discontinued operations and certain significant items. Total Revenue and Adjusted Diluted EPS for annual incentive purposes are not, and should not be viewed as, substitutes for U.S. GAAP revenues and U.S. GAAP diluted EPS, respectively.

For annual incentive awards to be deductible under IRC Section 162(m), the total amount of any annual incentive that can be paid to an executive officer in any one year is limited to a maximum of 0.3% of Pfizer's "adjusted net income" (defined for this purpose as operating income from continuing operations, reduced by taxes and interest expense, and adjusted for any one-time gains or other non-recurring events). Since actual incentive amounts are based on Pfizer's performance and the Committee's assessment of each executive's level of achievement against his or her specified goals, an executive's annual incentive award may be more or less than target, subject to the overall adjusted net income limitation (see "Evaluating Performance" for a more complete description of how Company and individual performance is evaluated against stated objectives and "Other Compensation Policies—Tax Policies" for further information on our policy on IRC Section 162(m)).

Annual Incentive Awards (Cash)

Annual incentives for 2011 were determined in February 2012. The 2011 awards for the NEOs were paid at an average of 130% of target as compared to 125% for all NEOs in 2010. The Committee reviewed Mr. Read's performance for 2011 (see "Evaluating Performance"), with input from the other independent members of the Board and with advice from the Committee's independent consultant, and determined his 2011 annual incentive award. Mr. Read submitted 2011 annual incentive award recommendations to the Committee for each of the other ELT members (including the other NEOs), based on his evaluation of their individual performance (see "Evaluating Performance"), and the performance of their respective Business Units/Functions. The Committee, with input from the other independent members of the Board and the Committee's independent consultant, reviewed these recommendations and considered its evaluation of each executive's performance, and his/her relative contribution to the Company's overall performance, to determine the amounts awarded. The recommendations for the CEO and other ELT members (including the NEOs) were ratified by the independent members of the Board.

2011 annual incentive award targets and payout ranges, as well as the actual annual incentive award payouts for each of the NEOs, are shown in the table below. Actual annual incentive awards are determined based on objective performance measures for the Company (see "Financial Results for Annual Incentive Purposes") and adjusted for individual and Business Unit/Function performance.

2011 Annual Cash Incentive Awards

NAME	TARGET PAYOUT AS A % OF SALARY MIDPOINT	PAYOUT RANGE AS A % OF SALARY MIDPOINT	TARGET AWARD ($)	MAXIMUM AWARD ($)(1)	ACTUAL AWARD ($)
I. Read	150%	0-300%	2,587,500	5,175,000	3,500,000
F. D'Amelio	100%	0-200%	1,125,000	2,250,000	1,440,000
M. Dolsten	100%	0-200%	1,125,000	2,250,000	1,490,000
A. W. Schulman	90%	0-180%	918,000	1,836,000	1,190,000
D. Simmons	90%	0-180%	918,000	1,836,000	1,135,000

(1) Maximum award is 200% of target award.

Long-Term Incentive Awards (Equity)

Long-term compensation for our ELT (including the NEOs) is delivered entirely in the form of equity awards. In February 2011, executives received long-term equity incentive awards consisting of TSRUs, PSAs, and RSUs. Except for Mr. Read, who received an additional grant of 7-Year premium-priced TSRUs in connection with his appointment as President and CEO, the long-term incentive grant value was equally divided among 5- and 7-Year TSRUs, PSAs, and RSUs (see "Elements of Executive Compensation").

The 2011 grant value of each NEO's long-term equity incentive award was based on competitive market data, relative duties and responsibilities, the individual's future advancement potential, his or her impact on Pfizer's results and for retention purposes and was as follows:

NAME	2011 LONG-TERM INCENTIVE AWARD (MILLIONS)				
	7-YEAR TSRUs	5-YEAR TSRUs	PSAs	RSUs	TOTAL AWARD VALUE
I. Read	$ 4.3	$ 2.5	$ 2.5	$ 2.5	$11.8*
F. D'Amelio	$ 0.9	$ 0.9	$ 0.9	$ 0.9	$ 3.6
M. Dolsten	$ 0.9	$ 0.9	$ 0.9	$ 0.9	$ 3.6
A. W. Schulman	$0.75	$0.75	$0.75	$0.75	$ 3.0
D. Simmons	$ 0.7	$ 0.7	$ 0.7	$ 0.7	$ 2.8

* Includes 420,000 premium-priced TSRUs with an estimated value of $1.8 million (see "2011 Grants of Plan-Based Awards Table").

Our long-term equity awards are structured to align our executives' interests with shareholders and to emphasize the Committee's expectation that our executive officers focus their efforts on improving Pfizer's total shareholder return, both on an absolute basis (since the value realized from the TSRUs is consistent with the total shareholder return of Pfizer's shareholders) and on a relative basis (through PSAs, which are earned based on Pfizer's total shareholder return compared to peer companies in the pharmaceutical industry). RSUs are used for their potential retention value.

Performance Share Awards (PSAs)

The number of shares that may be earned under the PSAs granted in February 2011 is based on a formula comparing Pfizer's total shareholder return, including reinvestment of dividend equivalents, over a three-year period to our pharmaceutical peer group, which consists of Abbott Laboratories, Amgen, AstraZeneca, Bristol-Myers Squibb, Eli Lilly, GlaxoSmithKline, Johnson & Johnson, Merck, Novartis, Roche and Sanofi-Aventis. The award is expressed as a percentage of target award as shown in the chart below. At the end of the performance period, the Committee in its sole discretion may adjust the payout range downward to a percentage not less than the bottom of the payout range. In no event will the payout exceed the maximum payout for the respective range.

2011 Performance Share Award Payout Matrix

TIER	RANKING	PAYOUT RANGE
1	1st or 2nd	166% – 200%
2	3rd or 4th	133% – 166%
3	5th or 6th	100% – 133%
4	7th or 8th	66% – 100%
5	9th or 10th	33% – 66%
6	11th or 12th	0% – 33%

Note that in response to comments we received in our shareholder outreach activities, the Performance Share Award Payout Matrix for awards granted commencing in 2012 has been revised to provide for a "0%" payout for Tier 6 performance.

The Committee continues to believe that total shareholder return, defined as change in stock price plus dividends, is the most appropriate measure of relative performance in relation to Pfizer's business objectives and therefore selected relative total shareholder return as the sole performance measure for the 2011-2013 PSA performance cycle. In the Committee's view, our relative total shareholder return compared with the pharmaceutical peer group remains a strategic priority.

2009 Performance Share Awards

Our 2009 long-term equity incentive grants to our executive officers also included PSAs. The original peer group companies for the 2009 award consisted of: Abbott Laboratories, Amgen, AstraZeneca, Bristol-Myers Squibb, Eli Lilly, GlaxoSmithKline, Johnson & Johnson, Merck, Schering-Plough and Wyeth. However, with the acquisitions of Wyeth and Schering-Plough in 2009, their results would not be representative of the full performance period (2009-2011). Consequently, the Committee eliminated Wyeth and Schering-Plough from the peer group for purposes of measuring Pfizer's relative performance for the 2009 award, using the remaining eight pharmaceutical peer companies against which payout of the 2009 performance share awards would be determined. The specific performance levels were revised by the Committee to reflect the smaller group at the points shown in the table below to ensure that the value realized under the PSAs would directly correlate to targeted performance for above median performance, lower awards for threshold performance and substantially greater awards for maximum performance. The matrix for the 2009 performance share awards is shown below:

2009 Performance Share Award Relative Performance/Payout Matrix

PFIZER RELATIVE PERFORMANCE	MAXIMUM PAYOUT AS A % OF TARGET
1 (highest)	200%
2	175%
3	150%
4	100%
5	75%
6	50%
7 (threshold)	25%
8	0%
9 (lowest)	0%

Pfizer's performance over the three-year period (2009-2011) resulted in a ranking of 4th out of 9, with a maximum payout of 100% of target. The Committee approved payouts at 100% of target as shown below:

Performance Share Award Payout for the 2009-2011 Performance Award Cycle

NAME(1)	TARGET AWARD AT GRANT (#)	TARGET AWARD VALUE AT GRANT(2) ($)	ACTUAL AWARD SHARES(3) (#)	ACTUAL AWARD VALUE AT $21.18 PER SHARE(4) ($)
I. Read	67,822	861,339	75,251	1,593,816
F. D'Amelio	67,822	861,339	75,251	1,593,816
A. W. Schulman	33,911	430,670	37,626	796,919
D. Simmons	14,977	190,208	16,618	351,969

(1) Based on Dr. Dolsten's hire date, he does not have any 2009 awards vesting under this Program.

(2) This column represents the target award value based on the February 26, 2009 stock price of $12.70.

(3) These amounts include accumulated dividends on 100% of the target award for the three-year period, converted into shares at $21.18 per share.

(4) This column represents the actual award value based on a stock price of $21.18 on February 24, 2012, which vested on February 26, 2012.

EARLY 2012 COMPENSATION ACTIONS

Salary and Annual Incentive Targets

In February 2012, the Committee approved 2012 salaries and target annual incentive award levels for the NEOs as follows:

2012 Salary and Annual Incentive Targets

NAME	APRIL 1, 2012 SALARY ($)	2012 SALARY MIDPOINT ($)(1)	2012 TARGET ANNUAL INCENTIVE (%)	2012 TARGET ANNUAL INCENTIVE(2) ($)
I. Read	1,750,000	1,759,500	150%	2,639,300
F. D'Amelio	1,225,000	1,147,500	100%	1,147,500
M. Dolsten	1,130,000	1,147,500	100%	1,147,500
A. W. Schulman	925,000	1,040,400	90%	936,400
D. Simmons	875,000	1,040,400	90%	936,400

(1) The 2012 salary midpoints were increased approximately 2% to align with the market.

(2) 2012 target annual incentive amounts are based on a percentage of 2012 salary range midpoints.

2012 Long-Term Equity Incentive Awards

In February 2012, the Committee granted long-term equity incentive awards to the NEOs in consideration of their 2011 performance and their expected future performance. These awards included 5-Year and 7-Year TSRUs, PSAs and RSUs.

2012 Long-Term Equity Incentive Awards

NAME	PERFORMANCE PERIOD (OR OTHER PERIOD MATURATION OR PAYMENT PERIOD)	ESTIMATED FUTURE PAYOUTS UNDER THE PERFORMANCE SHARE PROGRAM[1] PSA GRANTS			5-YEAR TSRU GRANT[4] (#)	7-YEAR TSRU GRANT[5] (#)	RSU GRANT[6] (#)
		THRESHOLD[2] (#)	TARGET[3] (#)	MAXIMUM[2] (#)			
I. Read	1/1/12 – 12/31/14	–	153,157	306,314	788,835	668,724	153,157
F. D'Amelio	1/1/12 – 12/31/14	–	42,413	84,826	218,447	185,185	42,413
M. Dolsten	1/1/12 – 12/31/14	–	42,413	84,826	218,447	185,185	42,413
A. W. Schulman	1/1/12 – 12/31/14	–	32,988	65,976	169,903	144,033	32,988
D. Simmons	1/1/12 – 12/31/14	–	32,988	65,976	169,903	144,033	32,988

(1) The actual number of shares, if any, that will be paid out at the end of the performance period cannot be determined because the shares earned by the NEOs will be based upon our future performance compared to the future performance of the pharmaceutical peer group. Dividend equivalents on any shares earned will be paid in shares of common stock at the end of the performance period.

(2) To the extent the Company's performance equals or exceeds the performance of our pharmaceutical peers, varying amounts of shares of common stock, up to the maximum, will be earned. The Committee will apply the matrix (see "Performance Share Awards" elsewhere in this CD&A), subject to negative discretion, to determine the payout, although in no event shall the payout exceed the maximum payout of the respective range. Commencing with awards granted in 2012, the payout for Tier 6 performance is 0%.

(3) The target amounts vary based on the individual's salary grade at the time of grant.

(4) 5-Year TSRUs vest on the third anniversary of the grant date (February 23, 2015) and will be settled in shares on the fifth anniversary of the grant date (February 23, 2017). The number of shares delivered at settlement, if any, for each TSRU will equal the difference between the settlement price (the average of the closing prices of Pfizer common stock for the 20 trading days ending February 23, 2017) and the TSRU grant price ($21.03), plus dividend equivalents accrued during the life of the TSRU, divided by the settlement price, subject to the results being positive.

(5) 7-Year TSRUs vest on the third anniversary of the grant date (February 23, 2015) and will be settled in shares on the seventh anniversary of the grant date (February 23, 2019). The number of shares delivered at settlement, if any, for each TSRU will equal the difference between the settlement price (the average of the closing prices of Pfizer common stock for the 20 trading days ending February 23, 2019) and the TSRU grant price ($21.03), plus dividend equivalents accrued during the life of the TSRU, divided by the settlement price, subject to the results being positive.

(6) RSUs vest on the third anniversary of the grant date (February 23, 2015). Dividend equivalents are reinvested as additional RSUs during the restricted period.

NOTE: The PSA and RSU values were converted to units using the closing stock price on February 21, 2012 of $21.22. The 5-Year TSRU values were converted to TSRUs using $4.12 and the 7-Year TSRU values were converted to TSRUs using $4.86, representing the estimated value at grant using the Monte Carlo Simulation model as of February 21, 2012.

Equity Award Grant Practices

The Committee customarily grants equity awards to eligible employees, including the NEOs, at its meeting held in late February of each year. Equity grants to certain newly hired employees, including executive officers, are effective on the last business day of the month of hire. Special equity grants to continuing employees are effective on the last business day of the month in which the award is approved. Stock option and TSRU grants have an exercise price equal to the closing market price of Pfizer's common stock on their grant date. Our equity incentive plan prohibits the repricing or exchange of equity awards without shareholder approval.

SECTION 2
OUR COMPENSATION FRAMEWORK



PHILOSOPHY, GOALS AND PRINCIPLES OF OUR EXECUTIVE COMPENSATION PROGRAM

The Committee believes that Pfizer's executive compensation program achieves the goals of our executive compensation philosophy. That philosophy, which is set by the Committee, is to align each executive's compensation with Pfizer's short-term and long-term performance and to provide the compensation and incentives needed to attract, motivate and retain key executives who are crucial to Pfizer's long-term success. A significant portion of the total compensation opportunity for each of our executives (including the NEOs) is directly related to Pfizer's stock price performance and to other performance factors that measure our progress against the goals of our strategic and operating plans, as well as our performance against that of our pharmaceutical peer group described below and elsewhere in this CD&A.

Pfizer's executive compensation program achieves the goals of our executive compensation philosophy – to align each executive's compensation with Pfizer's short-term and long-term performance and to provide the incentives needed to attract, motivate and retain key executives who are crucial to Pfizer's long-term success.

We seek to implement our philosophy and achieve the goals of our program by following three key principles:

- positioning total direct compensation and each compensation element at approximately the median of our peer companies, with emphasis on pharmaceutical companies with large market capitalization;
- aligning annual short-term incentive awards with annual operating financial objectives; and
- rewarding absolute and relative performance in total shareholder return through long-term equity incentive awards.

APPLYING OUR COMPENSATION PHILOSOPHY, GOALS AND PRINCIPLES

We apply our compensation philosophy, goals and principles as follows:

- Individual compensation elements and total direct compensation are structured to be closely aligned with the median compensation of similarly-sized U.S.-based pharmaceutical companies. Our salary midpoints and target annual short- and long-term incentives continue to approximate competitive medians.
- Our annual incentive program (the "Global Performance Plan" or "GPP") utilizes a pool that is funded based on Pfizer's performance on three financial metrics: total revenue (revenue), adjusted diluted earnings per share (EPS), and cash flow from operations (cash flow). The pool funding percentage ranges from 0% to 200% of target award levels; however, the pool is not funded unless performance exceeds a threshold level (the threshold levels are shown in the "Financial Objectives" chart under "Financial Results for Annual Incentive Purposes" earlier in this CD&A). Earned individual payouts also range from 0% to 200% of target and reflect allocations from the available earned pool based on corporate, Business Unit/Function, and individual performance.
- Awards under our Executive Long-Term Incentive Program are aligned with the interests of our shareholders because they deliver value based on absolute and relative shareholder return, encourage stock ownership and promote retention of key talent.
- Our executive compensation structure is designed to deliver a significant portion of our executives' total direct compensation in the form of long-term equity incentive awards, with targets ranging from approximately 60% to 70% of total direct compensation for our NEOs.

Further details concerning how we implement our philosophy and goals, and how we apply the above principles to our compensation program, are provided throughout this CD&A. In particular, we discuss how we set compensation targets and other objectives and evaluate performance against those targets and objectives to assure that performance is appropriately rewarded.

COMPETITIVE POSITIONING

Creating an Executive Compensation Framework

In support of our compensation philosophy, we target the median compensation values of both a peer group of pharmaceutical companies and a general industry comparator group to determine an appropriate total value and mix of pay for our executives. The Committee reviews these peer groups on an annual basis.

Our pharmaceutical peer group for 2011 consisted of the following companies, which were selected based on their size and market capitalization and the complexity of their businesses, as well as the availability of comparative data. The Committee recognizes that while data are available on the performance of our non-U.S.-based peer companies, the compensation data are limited in terms of comparable benchmarks and other information as compared to peers based in the U.S.

2011 Pharmaceutical Peer Group

Abbott Laboratories
Amgen
AstraZeneca
Bristol-Myers Squibb
Eli Lilly
GlaxoSmithKline
Johnson & Johnson
Merck
Novartis
Roche
Sanofi-Aventis

Our general industry comparator group for 2011 was selected by the Committee from other industry sectors based on the same criteria as described above.

2011 General Industry Comparator Group

Alcoa
Altria Group
Boeing
Caterpillar
Chevron
Coca-Cola
Comcast
Dell
Dow Chemical
DuPont
FedEx
General Electric
Honeywell
IBM
Lockheed Martin
PepsiCo
Procter & Gamble
TimeWarner
United Parcel Service
United Technologies
UnitedHealth Group
Verizon
Walt Disney

The chart below compares Pfizer's 2011 revenue, net income and market capitalization to the median revenue, net income and market capitalization for our pharmaceutical peer group and general industry comparator group.

IN BILLIONS	PFIZER	PHARMACEUTICAL PEER GROUP MEDIAN	GENERAL INDUSTRY COMPARATOR GROUP MEDIAN
Revenue*	$ 67.4	$44.1	$58.2
Reported Net Income*	$ 10.0	$ 7.8	$ 4.0
Market Capitalization*	$164.2	$99.1	$73.8

* Revenue and Net Income based on published earnings releases. Market Capitalization as of February 22, 2012.

Applying the Compensation Framework to Executive Positions

The Committee uses median compensation data for similar positions in both the pharmaceutical peer and general industry comparator groups, as well as an evaluation of internal equity among Pfizer executives, as a guide in setting compensation targets for each executive. Each compensation target is assigned a numbered salary grade to simplify the compensation administration process and help maintain internal equity.

Salary grades are used to determine the preliminary salary recommendation, target annual incentive award opportunity, and target long-term equity incentive award value for each executive position. Each salary grade is expressed as a range, with minimum, midpoint, and maximum salary level. Minimum and maximum salary range levels for each grade are set 25% below and above the salary range midpoint, which is intended to approximate the bottom and top quartiles for positions assigned to that grade. This framework provides a guide for the Committee's determinations. The actual total compensation and/or amount of each compensation element for an individual executive may be more or less than this median.

Setting Compensation Targets

On an annual basis, the Committee reviews the total compensation of each ELT member, including cash compensation (salary and target annual incentive opportunity) and long-term equity compensation (target long-term equity value), as well as perquisites, retirement benefits, health and welfare benefits, and potential severance. The Committee, with the advice of its independent consultant, then sets each ELT member's compensation target for the current year. This generally involves establishing annual and long-term incentive award opportunities. Regular salary adjustments, if any, typically become effective on April 1 of each year. The Committee's decisions are reviewed and ratified by the independent members of the Board.



The Compensation Committee reviews a "tally sheet" for each ELT member that assigns a dollar amount to each element of compensation, as well as accumulated deferred compensation and outstanding equity awards.

In making these compensation decisions, the Committee uses several resources and tools, including competitive market information. In addition, the Committee reviews a "tally sheet" for each ELT member that assigns a dollar amount to each of the above compensation elements, as well as accumulated deferred compensation and outstanding equity awards. The Committee believes that the tally sheet is useful in evaluating each ELT member's total compensation opportunity in relation to competitive market practice and performance.

For 2011, the Committee set target levels for the financial and strategic objectives which were used in determining annual incentive award opportunities for the ELT and concluded that the relationship between the payments generated at the various levels of achievement and the degree of difficulty of the targets was significant and reasonable given the business environment and related factors. It also reviewed the target levels for the annual grant of long-term incentive awards and concluded that they were appropriate. The Committee also concluded that the targets do not encourage unnecessary or excessive risk taking.

EVALUATING PERFORMANCE

Setting Performance Objectives

The performance objectives for our NEOs reflect the goals that the Committee believes should be focused on during the year in order to achieve Pfizer's strategic plan. Progress against these objectives is monitored and reviewed with the Committee during the year. The Committee recognizes that increasing total shareholder return (defined as change in stock price plus dividends) should be emphasized; however, the Committee also acknowledges that performance against this objective may not be reflected in a single 12-month period.

Rewarding Performance

Decisions about individual compensation elements and total compensation are ultimately made by the Committee, using its judgment, focusing primarily on each NEO's performance against his or her individual financial and strategic objectives, as well as Pfizer's overall performance. The Committee also considers a variety of qualitative factors, including the business environment in which the results were achieved. Therefore, the Committee determines each NEO's compensation based on multiple factors, including the competitive market, individual performance, internal equity and affordability.

CEO PERFORMANCE

For 2011, Mr. Read's performance objectives included:

Corporate Financial Objectives for:

- Total Revenue
- Adjusted Diluted EPS
- Cash Flow from Operations

The Company exceeded the target performance levels for 2011 set by the Committee for annual incentive purposes (see "Financial Results for Annual Incentive Purposes" earlier in this CD&A).

In addition to the corporate financial objectives, Mr. Read's key accountabilities at the enterprise level included:

- **Improving The Performance of Our Innovative Core:**
  Our adjusted research and development (R&D) spend for 2011 was reduced by nearly a billion dollars compared to 2010. The Company saw steady progress in our late stage pipeline, with over five approvals in the U.S. and E.U. We increased the focus of our R&D investments to our high-priority therapeutic areas including Cardiovascular, Metabolic and Neuroendocrine Diseases, Immunology and Inflammation, Neuroscience and Pain, Oncology and Vaccines. We advanced approximately 30 programs in our early- and mid-stage (Phase I and II) pipeline. To supplement internal efforts, we continued to invest in our R&D network and the capabilities designed to drive biomedical innovation.
- **Maximizing Capital Allocation and Growth Opportunities**:
  In 2011, we reduced our operating expenses and undertook several steps to maximize our capital allocation, such as completing the sale of Capsugel, completing the acquisitions of King and Ferrosan's Consumer Health Business and several strategic deals, including out-licensing opportunities; conversely, we made data-driven decisions not to pursue a number of opportunities based on insufficient return-on-investment. We also completed a strategic review of the business which resulted in the ongoing exploration of strategic alternatives for our Animal Health and Nutrition businesses. We returned $15.2 billion in capital to shareholders through dividend payments and share repurchases. We achieved revenue growth in key branded assets, including Prevnar 13, Lyrica, Enbrel, and Sutent, as well as in Emerging Markets, particularly those where we increased our investments, such as China and Turkey.
- **Reputation**:
  We continued to improve our reputation in society through engagement with our customers, our shareholders, and the investor community. Our Chief Medical Officer, Dr. Freda Lewis-Hall, connected with customers via new channels to share health and medical information, especially in areas such as stroke prevention, smoking cessation and the early diagnosis of cancer. We continued to help qualified uninsured and underinsured patients access medicines for free or at a savings through the "Pfizer Helpful Answers" program in the U.S. Globally, we extended our commitment to help nations achieve the UN Millennium Goals, particularly in healthcare. To encourage a public policy environment that allows our innovation to serve patients today and in the future, we engaged government leaders on the value of our medicines and our contributions to the economy. Finally, we met with investors representing more than 30% of Pfizer's ownership to apprise them of our ongoing activities and strategies.
- **People and Culture:**
  Based on colleague feedback and senior leader input, we evaluated how our culture needs to evolve to differentiate us from our competition. We designed a culture model to encourage ownership, collaboration and initiative; to build a strong, engaged leadership team; and to develop key talent. We also continued to develop diverse talent at senior levels and in the talent pipeline through new hires and promotions.

The Committee is responsible for evaluating Mr. Read's performance against his objectives, with input from the other independent members of the Board, and for determining his compensation in consultation with the Committee's independent consultant. In early 2012, each Board member (other than those elected in December 2011) completed a survey, on an anonymous basis, of their assessment of Mr. Read's dealings with the Board and recommended areas of future focus. The Lead Independent Director and the Committee used the results of this survey and their assessment of Mr. Read's performance against his objectives. The Committee used this information, as well as other key factors, to determine his compensation, which was ratified by the independent members of the Board.

PERFORMANCE OF OUR OTHER NAMED EXECUTIVE OFFICERS

The performance objectives for our other NEOs for 2011 included the corporate financial objectives noted above (50% weighting) and other objectives related to the achievement of individual financial, strategic and operational goals for their Business Units/Functions, as well as our imperative for Creating a Culture of Confidence and Trust, driven by initiative, collaboration and accountability, and developing our pipeline of talent.

Mr. D'Amelio, Executive Vice President, Business Operations and Chief Financial Officer

- Met or exceeded all elements of 2011 financial guidance through careful collaboration and teamwork with the Company's leadership team.
- Generated $1.5 billion of operating cash flow incremental to 2011 operating plan through various finance and business operations initiatives.
- Repurchased $9 billion in shares of Pfizer's common stock, reducing the number of fully diluted weighted average shares by 2.5%.
- Completed the divestiture of Capsugel on August 1, 2011, for $2.375 billion in cash.
- Successfully closed the acquisition of King Pharmaceuticals, Inc. on February 28, 2011, and Ferrosan's Consumer Health business on December 1, 2011.
- Achieved the total cost reduction target associated with the Wyeth acquisition one year ahead of schedule. The total cost reduction target was approximately $4 to $5 billion, by the end of 2012, at 2008 average foreign exchange rates, in comparison with the 2008 pro-forma adjusted total costs of legacy Pfizer and legacy Wyeth operations.

Dr. Dolsten, President, Worldwide Research and Development (WRD)

- Delivered four positive Proofs of Concept.
- Achieved 13 Proof of Concept study starts.
- Achieved 8 First in Human study starts.
- Advanced 18 compounds into preclinical assessment.
- Executed over 10 external deals to acquire compound licenses and technologies.
- Supported on-time completion of key late-stage clinical programs and regulatory submissions, including dacomitinib Phase III study start, and Xalkori®, Eliquis® and tofacitinib submissions in the U.S. and Europe.
- Expanded the Centers for Therapeutic Innovation to include 19 leading academic medical centers, such as Harvard University, Massachusetts General Hospital, University of California San Diego and Brigham and Women's Hospital.

Ms. Schulman, Executive Vice President and General Counsel; President and General Manager, Nutrition

- Protected Pfizer's businesses, interests and products through ongoing counsel to the Board, its Committees and our management on a wide variety of complex legal and regulatory issues.
- Continued to develop and implement comprehensive strategies to effectively manage and resolve litigation and claims against Pfizer.
- Achieved continued success in managing legal costs through the enhancement and expansion of the Pfizer Legal Alliance—a highly innovative and widely-praised model developed and implemented for redefining the relationship between in-house and outside counsel resulting in the delivery of legal services with greater operational efficiency.
- As head of our Nutrition business, led the business to over $2 billion in revenues, growing share while achieving greater operational efficiency and completing 32 new product launches. Achieved full-year revenue at 99.4% of plan and income before adjustments at 103.2% of plan.

Mr. Simmons, President and General Manager, Emerging Markets and Established Products

- Achieved $17.79 billion in revenue for the Emerging Markets and Established Products Business Units (100% of budget) and income before adjustments of 101% of plan.
  - Launched new products in over 20 Emerging Market countries.
- Developed a strategic plan to accelerate growth in priority Emerging Markets, including Brazil, Russia, India, China, Mexico and Turkey, which resulted in:
  - Over 30 growth initiatives identified of which the near-term accretive initiatives were incorporated in 2012 operating plan.
- Achieved a leadership position in China. Pfizer is #1 in revenue and fastest growing company among the top ten biopharmaceutical companies in China.
  - Progressed geographic expansion in China and executed a memorandum of understanding with Hisun to participate in the generic segment.
- Successfully led the transition of Lipitor to the Established Products Division through innovative programs to retain the maximum value of the brand.
- Quickly responded to drug shortages in the U.S., particularly in the Oncology area through nimble execution in the Established Products Division.